Exhibit 3

FOR IMMEDIATE RELEASE	18 DECEMBER 2013

WPP PLC (“WPP”)

Grey to acquire majority stake in RC&M, a rural communications and marketing services provider in India

WPP announces that its wholly owned operating company, Grey, the advertising network of Grey Group, has agreed to acquire a majority stake in RC&M, one of India’s largest rural communications and marketing services providers.

RC&M is a pioneer in experiential marketing in India, delivering integrated activation solutions, encompassing creative designing to production & implementation. With a formidable reach across 400,000 Indian villages and 5,000 towns, the company is a leader in the organized rural/semi-urban activation market.

Founded in 1990, RC&M is headquartered in Delhi, with offices in Mumbai and Bengaluru.

RC&M’s unaudited revenues for the year ending 31 March 2013 were approximately INR 360 million. The company employs more than 320 people and services clients in the automotive, industrial automation, FMCG and durable sectors.

This acquisition marks a further step in WPP’s strategy of developing its networks in fast-growth markets and sectors. In India, WPP companies (including associates) generate revenues of US$500 million and employ almost 13,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ more than 47,000 people. WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% over the next five years.

RC&M marks WPP’s 12th acquisition in India in the last nine years

Contact:

Feona McEwan, WPP London
+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing
+ 86 1360 107 8488